August 5, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation Form 10-K for the Fiscal Year Ended April 3, 2009 Filed June 1, 2009 File No. 000-17781
Ladies and Gentlemen:
     This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated July 21, 2009, from Ms. Kathleen Collins to Mr. Enrique T. Salem of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
Form 10-K for the Fiscal Year Ended April 3, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Valuation of goodwill, intangible assets and long-lived assets, page 31
1.	We note your critical accounting policy disclosures regarding the Company’s valuation of goodwill. This disclosure should provide investors with sufficient information as well as management’s insights and assumptions with regard to the recoverability of goodwill. In this regard, we have identified areas where we believe additional discussion would enhance your disclosures. Specifically, we believe you should provide the following information:
•	Disclose the date of your annual impairment test.

•	Quantitatively describe the significant estimates and assumptions used in your valuation models (income approach and market approach) to determine the fair value of your reporting units in your impairment analysis. For example, at a minimum you should disclose the discount rates used for each reporting unit, how those rates were determined and the market risk premium included in such assumptions.

•	Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit.

•	For those reporting units in which the fair values do not exceed their carrying values by significant amounts, identify and describe the key assumptions that drive fair value including a discussion regarding the uncertain or speculative nature of the key assumptions; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
We refer you to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350. Please provide us with any proposed disclosures you plan on making with respect to your critical accounting policy for goodwill impairment testing.
Response:
          By way of background, as discussed with the Staff on July 30, 2009, we have updated our discussion of the Critical Accounting Estimate regarding valuation of goodwill, intangible assets and long-lived assets on pages 24 — 26 in the Quarterly Report on Form 10-Q that we filed on August 5, 2009 (the “Form 10-Q”) for the first quarter of our 2010 fiscal year. This discussion includes a description of the timing of our impairment analysis, describes the extent to which the estimated fair value of our reporting units exceeded their carrying values in the most recent analysis, provides certain sensitivity information, and identifies factors that could be expected to cause actual factors or results to differ from the estimates and assumptions we make in our tests.
          We believe that this discussion fulfills the purpose of S-K Item 303, as expounded upon by Release No. 33-8350, to help investors understand the critical estimates and assumptions we make in the preparation of our financial statements and how changes in these estimates could affect these statements. We have quantified the extent to which the fair value of the reporting units exceeds their carrying value so investors can better appreciate our susceptibility to future impairment charges. With regard to the discount rates used, we respectfully submit that the important information to convey to investors in this discussion is not the absolute amount of the rate applied to each reporting unit in a given year, but rather that this rate is an estimate made each year and that a change in this estimate could affect the results of the impairment analysis. We believe that we have effectively communicated this point. In response to the Staff’s comment, we have provided sensitivity information about potential change in the discount rates applied.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 69
2.	We note that the Company enters into multiple element arrangements that include packaged products with content updates. We further note that the Company accounts for such arrangements using the residual method and accordingly defers revenue for the undelivered element (content updates) based on VSOE of fair value for such element and recognizes the remainder of the arrangement fee (amount allocated to packaged products) as license revenue. However, in your discussion of indirect channel sales, you indicate that for consumer products that include content updates, revenue is recognized ratably over the term of the subscription. Please tell us how the content updates included in the packaged products (as referenced in your discussion of multiple element arrangements) differs from those included with consumer products (as referenced in your discussion of indirect channel sales). If these content update services are the same then explain further why the revenue recognition for arrangements that include such services differs. In this regard, we note your reference to the guidance in TPA 5100.70 in your response letter dated December 19, 2008 (comment 2) with regards to the indirect channel sales. Assuming the content update services are the same, then please explain further how you determined that the guidance in TPA 5100.70 would preclude you from applying the residual method to such sales upon sale to the end-user. Also, tell us how you determine VSOE of fair value for content updates in multiple element arrangements that include such services.
Response:
          The content updates included in the packaged products referenced in our discussion of multiple element arrangements are substantially the same as those included with consumer products. However, the sales of packaged products and consumer products are differentiated by the type of license sold, and this difference is the basis for the difference in the recognition of content update revenue in these two types of sales. The packaged products included in our discussion of multiple element arrangements are perpetual software licenses granting the purchaser the permanent, continuing right to use the software, while the consumer products to which the comment refers are sold as a subscription service that entitles customers to use the software only for the subscription period purchased (with no permanent right to use the software). For the packaged products included in our discussion, content updates are provided from time to time over the course of the customer’s use of the software only to the extent purchased (including the initial period for which the customer purchases the right to content updates in connection with the purchase of the packaged software product). In sales of our consumer products, the customer acquires the right to content update service over the term of the subscription without payment of an additional fee.
          TPA 5100.70, Effect of Commencement of an Initial Term and Software Recognition, addresses the commencement of the term of revenue recognition and does not preclude applying the residual method to sales of consumer products. Accordingly, our practice of recognizing revenue from these sales ratably over the subscription term commencing on date of sale to the end-user is consistent with TPA 5100.70.
          We determine VSOE of fair value of undelivered elements based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items such as maintenance or content updates, the entire arrangement fee is recognized ratably over the performance period. We respectfully refer the Staff to our responses on our VSOE methodology in our past responses to the Staff’s Comment 3 in the comment letter dated March 20, 2007, and the Staff’s Comment 8 in the comment letter dated November 14, 2007.
Note 14 — Income Taxes, page 102
3.	We note that $56 million of the increase in the deferred tax asset tax valuation allowance was attributable to “certain Irish deferred tax assets that will require an extended period of time to realize.” Please explain how the Company determined that extending the period of time in which you could realize certain of your Irish deferred tax assets led you to conclude that it was more likely than not that such deferred tax assets (or some portion thereof) would not be realized. Tell us which deferred tax assets the increased valuation relates to and provide both the positive and negative evidence you considered in concluding that a valuation was needed with regards to these Irish deferred tax assets.
Response:
          The Irish deferred tax assets referred to in Note 14 relate to tax loss carryforwards which we expect will arise from compensating adjustments in Ireland that relate to our assessment of the likely outcome of U.S. transfer pricing risks in connection with the Veritas 2000-2001 IRS assessment (we refer the Staff to the discussion of this topic in our response to the Staff’s comment 1 in the comment letter dated May 18, 2007). Based on the U.S.- Irish tax treaty, we believe it is probable that the Veritas foreign subsidiary would obtain correlative relief (i.e., reduction in profits/increase in losses in an amount equal to the additional profit attracted to the U.S. as a result of transfer pricing adjustments) in Ireland in the event that the IRS sustains an income adjustment on our domestic Veritas subsidiary.
          The Irish correlative adjustments would result in tax loss carryforwards from 2000-2001. Under Irish tax rules, these loss carryforwards can be used to shelter only future taxable income from the Irish operations that generated the losses (i.e., the Veritas Irish operations). Following the combination of the Symantec and Veritas Irish operations in 2006, we reached an agreement with Irish Revenue in 2007 on the methodology for attributing a portion of the profits from our combined business in Ireland to the Veritas operations for purposes of using the loss carryforwards. Prior to our December 2008 quarter, we believed that such deferred tax assets were realizable on a more likely than not basis based on a combination of expected future reversals of existing taxable temporary differences and forecasts of other future taxable income exclusive of reversals of taxable temporary differences. The forecasted horizon to so realize these assets was approximately ten years.
          In the December 2008 quarter, we re-assessed the realizability of all of our deferred tax assets. We noted that in virtually every instance other than in Ireland our deferred tax assets were realizable based on the more objectively verifiable combination of tax loss carryback potential and future reversals of taxable temporary differences. The Irish tax loss carryforwards were the only significant deferred tax assets substantially dependent upon the more subjective criteria of future taxable income exclusive of other sources of income.
          We assessed the realizability of these loss carryforwards by taking into consideration the most recent company forecasts that were used in the interim goodwill impairment analysis that the company conducted in the third quarter of fiscal year 2009. As negative evidence, we noted that the most recent forecasts, in combination with the methodology agreed to with Irish Revenue for determining the profit attributable to the Veritas Irish operations, significantly extended the number of years required to realize these deferred tax assets (i.e., to over 25 years). We further noted that the amount of future taxable income from reversals of existing taxable temporary differences was lower than in the past (as a result of the accumulated amortization of acquired intangible assets), thus increasing our reliance on future taxable income exclusive of reversing taxable temporary differences. We weighed this new negative evidence against the existing positive evidence, including primarily the operating profits generated by the Veritas Ireland operation since 2003 and the lack of a statute of limitation on the use of loss carryforwards in Ireland.
          On balance, we concluded that the weight of the evidence was more likely than not that the Irish deferred tax assets would not be realizable to the extent dependent upon forecasts of future taxable income beyond the ten year forecasting window inherent in our analysis prior to the December 2008 quarter. We did not believe it prudent to conclude that the forecasting horizon could be further extended on a more likely than not basis, particularly in light of the overall macroeconomic environment at the time. Accordingly, we established a valuation allowance for that portion of the deferred tax assets that were depending upon projections beyond the ten year horizon, using our most recent forecasts underlying the goodwill impairment analysis.
*****
          As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please direct any comments or questions regarding this filing to me at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.

Very truly yours,
/s/ James A. Beer
James A. Beer
Executive Vice President and Chief Financial Officer Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
Enrique Salem, President and Chief Executive Officer
Scott Taylor, Executive Vice President, General Counsel and Secretary
George W. Harrington, Senior Vice President, Finance and Chief Accounting Officer
Jana Barsten, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP